Exhibit 99.1

Sentage Holdings Inc. Announces Unaudited Financial Results for the First Six Months of Fiscal Year 2025

Shanghai, China, December 19, 2025 - Sentage Holdings Inc. (the “Company”), (Nasdaq: SNTG) is a holding company incorporated in the Cayman Islands with no material operations of its own. Through its China-based operating entities, the Company offers consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. The Company today announced its unaudited financial results for the first six months of fiscal year 2025 ended June 30, 2025. The following summarizes such financial results.

Financial Highlights for the First Six Months of Fiscal Year 2025

●	Net loss was $0.8 million in the six months ended June 30, 2025, compared with net loss of $1.12 million for the same period of last year.

●	Basic and diluted loss per share was $0.34 in the six months ended June 30, 2025, compared with basic and diluted loss per share of $0.47 for the same period of last year.

Financial Results for the First Six Months of Fiscal Year 2025

Operating Expenses

Selling, general and administrative expenses decreased by $327,388, or 29%, to $796,323 in the six months ended June 30, 2025, from $1,123,711 for the same period of last year. The decrease was due to the following reason:

●	Professionals consulting expenses decreased by $119,990 or 22% to $414,685 in the six months ended June 30, 2025, from $534,675 for the same period of last year. The decrease was primarily due to the Company paying less for consulting services to third party professionals.

Provision for Income Taxes

Provision for income taxes was nil for the six months ended June 30, 2025, and was nil for the same period last year.

Net Loss

Net loss was $0.8 million in the six months ended June 30, 2025, compared with net loss of $1.12 million for the same period of last year.

Loss Per Share

Basic and diluted loss per share was $0.34 in the six months ended June 30, 2025, compared with basic and diluted loss per share of $0.47 for the same period of last year.

Cash and Cash Equivalents

As of June 30, 2025, the Company had cash and restricted cash of $0.75 million, compared with $1.28 million as of December 31, 2024.

Cash Flow

Net cash used in operating activities was $0.83 million, compared with net cash used in operating activities of $1.09 million for the same period of last year.

Net cash provided by financing activity was $0.32 million, compared with net cash provided in financing activity of $0.43 million for the same period of last year.

About Sentage Holdings Inc.

Sentage Holdings Inc., headquartered in Shanghai, China, is a holding company incorporated in the Cayman Islands with no material operations of its own (the “Company”). Through its China-based operating entities, the Company offers consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. Leveraging the Company’s deep understanding of its client base, strategic partner relationships, and proprietary valuation models and technologies, the Company is committed to working with its clients to understand their financial needs and challenges and offering customized services to help them meet their respective objectives.

Forward-Looking Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement.

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025	As of December 31, 2024
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	$728,311	$1,258,001
Restricted cash	22,679	19,961
Accounts receivable, net	52,873	51,890
Prepaid expenses and other current assets	1,031,508	1,012,151

Total current assets	1,835,371	2,342,003

Non-current assets
Right-of-use assets, net	124,388	148,589
Plant and equipment, net	45,820	50,883
Intangible assets, net	45,662	51,957
Long-term investments	9,075,000	9,075,000
Deferred tax assets	12,215	11,987

Total non-current assets	9,303,085	9,338,416

Total assets	$11,138,456	$11,680,419

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$5,931	$5,821
Lease liabilities	86,891	83,757
Accrued expenses and other current liabilities	220,270	224,981

Total current liabilities	313,092	314,559

Non-current liabilities
Lease liabilities	16,152	62,842
Due to a related party, non-current	1,394,496	1,076,516

Total non-current liabilities	1,410,648	1,139,358

Total liabilities	1,723,740	1,453,917

Shareholders’ equity
Class A Ordinary shares, $0.005 par value, 180,000,000 shares authorized, 2,805,325 and 2,805,325 shared issued and outstanding as of June 30, 2025 and December 31, 2024*	14,027	14,027
Class B Ordinary shares, $0.005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of June 30, 2025 and December 31, 2024*	-	-
Additional paid in capital	55,327,858	55,327,858
Statutory reserves	166,038	166,038
Accumulated deficit	(46,166,636)	(45,368,679)
Accumulated other comprehensive income	73,429	87,258

Total shareholders’ equity	9,414,716	10,226,502

Total liabilities and shareholders’ equity	$11,138,456	$11,680,419

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022.

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the six months ended June 30,
	2025	2024
OPERATING EXPENSE
Selling, general and administrative expenses	796,323	1,123,711
Total operating expenses	796,323	1,123,711

LOSS FROM OPERATIONS	(796,323)	(1,123,711)

OTHER EXPENSES	(1,634)	(1,693)

LOSS BEFORE INCOME TAX PROVISION	(797,957)	(1,125,404)

INCOME TAX EXPENSE	-	-

NET LOSS	(797,957)	(1,125,404)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(13,829)	(7,565)
COMPREHENSIVE LOSS	$(811,786)	$(1,132,969)

Loss per common share- basic and diluted	$(0.34)	$(0.47)

Weighted average shares- basic and diluted	2,376,764	2,376,764

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2025	2024
Cash flows from operating activities
Net loss	$(797,957)	$(1,125,404)
Adjustments to reconcile net income to cash and restricted cash provided by (used in) operating activities:
Depreciation and amortization	31,519	52,151
Allowance for Credit Losses	-	45,231
Changes in operating assets and liabilities:
Accounts receivable	(983)	107,348
Prepaid expenses and other current assets	(19,357)	(101,374)
Lease liabilities	(38,434)	(44,473)
Accrued expenses and other current liabilities	(4,601)	(19,443)
Net cash used in operating activities	(829,813)	(1,085,964)

Cash flows from financing activity
Proceeds from related party loans	317,980	438,129
Net cash provided by financing activity	317,980	438,129

Reconciliation of cash and restricted cash, beginning of period
Cash	1,258,001	2,262,881
Restricted cash	19,961	26,127
Cash and restricted cash, beginning of period	$1,277,962	$2,289,008

Reconciliation of cash and restricted cash, end of period
Cash	728,311	1,615,725
Restricted cash	22,679	21,101
Cash and restricted cash, end of period	$750,990	$1,636,826

Effect of exchange rate changes on cash and restricted cash	(15,139)	(4,347)
Net decrease in cash and restricted cash	(526,972)	(652,182)
Cash and restricted cash, beginning of period	1,277,962	2,289,008
Cash and restricted cash, end of period	$750,990	$1,636,826

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